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                              May 28, 2024

       Ismini Panagiotidi
       Chief Executive Officer
       Icon Energy Corp.
       17th km National Road
       Athens-Lamia & Foinikos Str.
       14564, Nea Kifissia
       Athens, Greece

                                                        Re: Icon Energy Corp.
                                                            Registration
Statement on Form F-1
                                                            Filed May 14, 2024
                                                            File No. 333-279394

       Dear Ismini Panagiotidi:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 8, 2024 letter.

       Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. We note that each Series B Preferred Share has the voting power of 1,000 common shares and counts for 1,000
votes for purposes of determining quorum at a meeting of
                                                        shareholders. We also
note that each of the Series A Preferred Shares have a stated
                                                        amount of $1,000 per
share. Please revise your disclosure here and throughout the filing, including the cover
page, to detail the dilutive effect of the Series A Preferred Shares and the controlling impact
of the Series B Preferred Shares. Please also explain in greater detail your capital
structure, and the nature of the disparate voting rights.
 Ismini Panagiotidi
FirstName
Icon EnergyLastNameIsmini Panagiotidi
            Corp.
Comapany
May        NameIcon Energy Corp.
     28, 2024
May 28,
Page 2 2024 Page 2
FirstName LastName
Risk Factors
Risk Relating to our Relationship with our Manager and its Affiliates, page 36

2. We note you disclose in a footnote to the beneficial ownership table that the Series B
         Preferred Shares to be held by Mrs. Panagiotidi represent 99.90% of the aggregate voting power of your total issued and outstanding share capital. Please revise your disclosure here and throughout the filing, including the cover page, to include this information.
3. Please expand your disclosure to detail the risks that the Company's multi-class structure may have on the shareholders, including, if true, that the structure may render its shares ineligible for inclusion in certain stock market indices, thus adversely affecting share price and liquidity.
4. Please expand your disclosure to note that future issuances of high-vote shares may be dilutive to low-vote shareholders.
Security Ownership of Certain Beneficial Owners and Management, page 79

5. Please revise your ownership table to include all classes of shares to be held upon the consummation of the offering, and provide the total aggregate ownership.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
cc:      Filana Silberberg